Exhibit 12

Schedule of Transactions

Shamrock Activist Value Fund II, L.P.

Date	Number of Common Shares	Price Per Common Share in $US*
6/22/06	21,277	$5.2741
6/23/06	617,033	$5.2416
Total Common Shares	638,310

Shamrock Activist Value Fund III, L.P.

Date	Number of Common Shares	Price Per Common Share in $US*
6/22/06	3,723	$5.2741
6/23/06	107,967	$5.2416
Total Common Shares	111,690

*	Excludes Brokerage Commissions